

Mail Stop 3720

December 9, 2008

Via U.S. Mail

Nicole Maddrey
Associate General Counsel
The Washington Post Company
1150 15th Street, NW
Washington, DC 20071

> **Re: The Washington Post Company**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-06714**

Dear Ms. Maddrey:

　　　　We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director